 Exhibit 99.1

CIBC Receives TSX Approval for Normal Course Issuer Bid

TORONTO, Sept. 8, 2025 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that the Toronto Stock Exchange (TSX) has accepted notice of CIBC's intention to make a normal course issuer bid (NCIB).  As previously announced on August 28, 2025, CIBC intends to purchase for cancellation up to 20 million common shares under a new NCIB.

TSX approval permits CIBC to purchase for cancellation from time to time up to 20 million common shares, representing approximately 2.2% of CIBC's 929,594,116 issued and outstanding common shares as of August 31, 2025. The average daily trading volume for the six months ended August 31, 2025 and the maximum amount of common shares that could be purchased each day, calculated pursuant to the rules of the TSX for the purposes of the NCIB, were 3,617,077 and 904,269 common shares, respectively.

CIBC's purchase of common shares under a NCIB is consistent with the bank's priority of maintaining balance sheet strength, while generating shareholder value through a balanced capital deployment strategy.

Purchases under the bid may commence through the TSX on or after September 10, 2025 and may also be made through alternative Canadian trading systems,  the NYSE and by other such means as may be permitted by the Ontario Securities Commission or other applicable Canadian Securities Administrators.  The bid will be completed upon the earlier of (i) CIBC purchasing 20 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 9, 2026.  CIBC Capital Markets has been retained to act as designated broker to repurchase CIBC shares pursuant to the bid. The price paid for the common shares will be the market price at the time of the purchase. The common shares purchased under the NCIB will be cancelled.

CIBC has also entered into an automatic share purchase plan (ASPP) with CIBC Capital Markets. Under the ASPP, CIBC Capital Markets may purchase common shares at times when CIBC ordinarily would not be active in the market due to insider trading rules and its own internal trading blackout periods. Purchases will be made by CIBC Capital Markets based upon parameters set by CIBC prior to the commencement of any such blackout period and in accordance with the terms of the ASPP. The ASPP has been approved by the TSX.

CIBC's previous normal course issuer bid for the purchase of up to 20 million common shares commenced on September 10, 2024 and terminated on July 31, 2025, upon completion of the repurchase and cancellation of the full 20 million common shares at an average price of $87.79 per share for a total amount of $1.8 billion.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our potential normal course issuer bid purchases and about our financial condition, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including general business and economic conditions worldwide; amendments to, and interpretations of, risk-based capital guidelines; and changes in monetary and economic policy.  We do not undertake to update any forward-looking statement except as required by law.

About CIBC
CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

SOURCE CIBC

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%CIK: 0001045520

For further information: For further information: Investor Relations: Jason Patchett, 416-980-8691, jason.patchett@cibc.com; Investor & Financial Communications: Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC

CNW 08:30e 08-SEP-25